May 5, 2016
Aerohive Networks, Inc.
330 Gibraltar Drive
Sunnyvale, CA 94089
Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on Form 10Q to the Securities and Exchange Commission for the quarter ended March 31, 2016, of the facts relating to a change in the method of accounting for sales commissions related to products, which include hardware and software revenue, and software subscription and services, which include post-contract support (“PCS”) and Software-as-a-Service (“SaaS”) contracts. Aerohive Networks, Inc. changed its accounting policy from recording an expense when incurred to deferral of the sales commissions in proportion to the consideration allocated to each element in the arrangement and amortization in, or over, the same period the revenue is recognized for each of the elements in the arrangement (i.e., upon delivery for the product deliverables and over the non-cancellable term of the contract for the PCS and SaaS deliverables). We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Aerohive Networks, Inc., that the accounting change described in your Form 10Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of Aerohive Networks, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2015. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the abovementioned Form 10Q, on the related information furnished to us by officials of Aerohive Networks, Inc., or on the financial position, results of operations, or cash flows of Aerohive Networks, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2015.

Yours truly,
/s/ Deloitte & Touche LLP